                                                                               TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                     T: (604) 687-3520             F: (604) 688-3392

June 14, 2012                                                                                                            NR 14 - 2012

Avrupa starts generative program on Erzgebirge JV, Germany

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report that first-pass reconnaissance and generative work has started on the Oelsnitz Au-W-Sn project, located in the historic Erzgebirge Mining District in eastern Germany.  The Erzgebirge (or “Ore Mountains, in German) has hosted nearly 900 years of exploration and mining for silver, base metals, tin, tungsten, iron, fluorite, and uranium.  Although there has been no significant metal mining activity since the early 1990’s, the number of new exploration applications has recently inundated the mining authority of the Free State of Saxony, with most of the applications being for tin and tungsten.  Avrupa and its partner Beak Consultants GmbH made the first application primarily for gold exploration.

Avrupa and Beak are exploring in a district that may host intrusion-related gold mineralization, although there is no reported historic exploration for gold in the Erzgebirge.  However, it is well known in the region that there are numerous locations in the Erzgebirge where casual gold panning can be successful.  Beak has compiled an extensive database which includes both locations and relative importance of gold panning occurrences in the JV area, and the team is proactively using this information during the first-pass recon stage.

As reported in the AVU news release of January 23, 2012, Avrupa must spend € 140,000 (~C$ 180,000) for exploration purposes to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite, and fluorite.  Once Avrupa has earned into the project, the two companies will form a joint venture to explore for gold, along with tin and tungsten, on the property.  Avrupa will look for potential partners, particularly those who are already involved in exploration and mining in Europe, to further extend the exploration program from the prospect generation phase.

For further, more detailed information on the early progress of our exploration program, please use the following link to access a short informational presentation:

http://www.avrupaminerals.com/_resources/presentations/EJV_presentation_June_2012.pdf

Beak Consultants GmbH offers a wide range of consulting services to both public and private clients involved in the natural resource and environmental sectors, information management, and communication technology.  Their client base and experience covers countries on nearly all the continents.  Beak created the most extensive GIS exploration database for the Erzgebirge, which was instrumental in establishing the mineralization target model and the outline for the joint application to the mining authorities in the state of Saxony.  The company is based in Freiberg, Germany, a traditional mining site, hosting the famous Freiberg Mining University, and being one of the important historical mining centers of the Erzgebirge region.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company has an exciting portfolio of exploration projects consisting of:

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Copper and Zinc in southern Portugal at Marateca and in the Alvalade JV project area located in the Iberian Pyrite Belt, where Europe’s richest active copper mine operates;

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Tungsten and Gold in northern Portugal at the Covas JV project area;

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Gold, Bismuth, and Tellurium on the newly issued Arga license, located in northern Portugal, adjacent to the Covas JV;

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Precious metal and REE potential in the Aljezur project area, south Portugal;

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Copper and Gold porphyry potential in southern Portugal in the newly issued Alvito project area;

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Silver, Lead and Zinc in Kosovo at the Glavej, Kamenica, Selac, and Bajgora properties in the Trepça Mineral Belt of the Vardar Zone, historically, Europe’s most productive district for lead and zinc;

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Copper and Gold in southern Kosovo within the Koritnik exploration license area in the Sharr-Dragash intrusive complex;

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Gold in eastern Germany in the 307 km2 Oelsnitz exploration license in the historic Erzgebirge Mining District, a 1000-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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